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Exhibit 99.3

For Immediate Release:

HudBay Announces Exceptional Second Quarter 2006 Results

Q2 2006 Financial Highlights

  •
  Net earnings of $152.8 million, $1.71 per basic share, from revenue of $261.7 million

  •
  Operating cash flow of $98.3 million or $1.10 per basic share

  •
  Cash — less debt of $28.6 million

  •
  Net earnings include net tax recovery of $58.2 million

  •
  Cash cost per pound of zinc sold, net of by-product credits, negative US $0.95

Q2 2006 Corporate Highlights

  •
  Balmat zinc mine achieved first concentrate production

  •
  Planned shutdowns of smelter and zinc plant completed successfully

  •
  Repurchased US$98.2 million of US dollar senior secured notes

  •
  Increased credit facility commitment to $50 million (undrawn)

  •
  $20 million for exploration & development received from issue of flow-through shares

  •
  Incentivized early warrant exercise program, initiated

  •
  CMM agency arrangement completed for Zinc and Zinc Oxide

        Winnipeg, Manitoba — August 11, 2006 — HudBay Minerals Inc. (TSX:HBM) ("HudBay") announces an exceptional 1,659% increase in net earnings to $152.8 million (including a net $58.2 million tax recovery) or $1.71 per basic share on revenue of $261.7 million for the second quarter ended June 30, 2006 (Q2 2006) compared to net earnings of $8.7 million on revenue of $158.2 million for the second quarter 2005 (Q2 2005). In addition, operating cash flow for Q2 2006 increased to $98.3 million, compared to $32.9 million for Q2 2005.

        "Our net earnings growth of 1,659%, or 988% excluding the net tax recovery this quarter, was exceptional, despite lower quarterly sales volumes from planned shutdowns and the completion of the Considar Metals Marketing ("CMM") agency changeover," said Peter Jones, President and Chief Executive Officer of HudBay. "The Q2 2006 results, including the strong operating cash flow, shifts HudBay to positive cash, after deducting debt, and places us in a powerful financial position as we evaluate growth opportunities."

        The following bracketed values denote the comparative figures for Q2 2005.

Q2 2006 Financial Highlights

        Total revenue for Q2 2006 was $261.7 million ($158.2 million) from sales of 19,774 tonnes of zinc (28,465) including sales to Zochem; 10,852 tonnes of zinc oxide (10,577); 17,218 tonnes of copper (20,210); 25,062 ounces of gold (26,520) and 354,024 ounces of silver (322,231). For Q2 2006, compared to Q2 2005, sales of copper and zinc were lower due to a copper smelter and zinc plant planned shutdown and sales of zinc were also lower due to the completion of the contractual change with CMM to an agency arrangement.

        During Q2 2006, gross realized metal prices averaged US$1.55/lb. for zinc (US$0.59/lb.); US$3.50/lb. for copper (US$1.57/lb.); US$593/oz. for gold (US$441/oz.) and US$10.95/oz. for silver (US$7.13/oz.) and the Canadian to US dollar exchange rate averaged C$1.12 per US$1.00 (C$1.24).

        Operating costs for Q2 2006 were $138.9 million ($114.1 million).

        For Q2 2006, HudBay recorded a net tax recovery of $58.2 million, of which $68.0 million was related to the increase in the tax asset offset by other current and future taxes of $9.8 million. The tax asset has been adjusted to reflect the future income tax assets at an amount HudBay considers more likely than not to be realized, and the increase resulted from significantly higher metal price projections. One year of projection is considered appropriate due to the uncertainties of future metals prices and exchange rates.

        For Q2 2006, HudBay's cash cost, net of by-product credits, per pound of zinc sold, was negative US$0.95 (positive US$0.09). (Please see the MD&A for the quarter ended June 30, 2006 for a reconciliation of this non-GAAP measure).

H1 2006 Financial Highlights

        In the first six months of 2006 (H1 2006), net earnings increased by 1,180% to $228.8 million or $2.62 per basic share, compared to $17.9 million for the first half of 2005. In addition, operating cash flow for H1 2006 increased to $176.3 million, compared to $57.7 million for H1 2005.

        Total revenue for the first six months of 2006 was $469.7 million ($309.7 million) from sales of 49,946 tonnes of zinc (55,562) including sales to Zochem; 36,150 tonnes of copper (40,592); 39,908 ounces of gold (51,917) and 586,480 ounces of silver (653,875). As noted in the Q2 financial highlights, for H1 2006, compared to H1 2005, sales of copper and zinc were lower due to the copper smelter and zinc plant planned shutdowns, and sales of zinc were also lower due to the completion of the contractual change with CMM to an agency arrangement.

        During H1 2006, gross realized metal prices averaged US$1.26/lb. for zinc (US$0.60/lb.); US$2.89/lb. for copper (US$1.53/lb.); US$567/oz. for gold (US$434/oz.) and US$10.25/oz. for silver (US$7.18/oz.) and the Canadian to US dollar exchange rate averaged C$1.14 per US$1.00 (C$1.24).

        Operating costs for the six months ended June 30, 2006 were $260.8 million ($231.8 million).

        For H1 2006, HudBay recorded a net tax recovery of $72.6 million, of which $80.3 million was related to the increase in the tax asset offset by other current and future taxes of $7.7 million. The tax asset has been adjusted to reflect the future income tax assets at an amount HudBay considers more likely than not to be realized, and the increase resulted from significantly higher metal price projections. One year of projection is considered appropriate due to the uncertainties of future metals prices and exchange rates.

        For H1 2006, HudBay's cash cost, net of by-product credits, per pound of zinc sold, was negative US$0.34 (positive US$0.15). (Please see the MD&A for the six months ended June 30, 2006 for a reconciliation of this non-GAAP measure).

Q2 2006 Corporate Highlights

        As previously announced, the Balmat zinc mine in New York state achieved production of zinc concentrate, as planned, late in Q2 2006.

        The planned shutdown of the copper smelter, which had a production equivalent impact of approximately 25 days, as well as the annual routine shutdown of the zinc plant, which had a production equivalent impact of 10 days, were completed successfully during the quarter. Mines and concentrators continued to operate normally.

        As previously announced, during Q2 2006, HudBay repurchased, through the open market, a total US$98.2 million of its US dollar senior secured notes, leaving a balance of US$56.8 million as at June 30, 2006.

        During Q2 2006, the CMM agency arrangement was extended to include zinc, zinc oxide and other associated products. Previous to this contractual change, HudBay recognized 50% of its consolidated sales when its metal was shipped from the Flin Flon operations and was sold to CMM. Under the agency contractual arrangement, HudBay will retain title to its metals until sold to third party customers. The associated one-time change in sales at the Flin Flon location to the third-party customer arrangement for zinc was approximately 3 to 4 weeks. The impact for zinc oxide and other products was minimal.

        Early in Q2 2006, as previously announced HudBay sold 1.46 million flow-through common shares at a price of $13.75 per share for aggregate gross proceeds to the Company of approximately $20 million. The proceeds will be used for exploration and development on HudBay's Canadian properties.

        Also in Q2 2006, as previously announced, HudBay initiated an early warrant exercise transaction which was approved by votes of more than 98% in favour at meetings held of its shareholders and warrantholders. As a result, the 30-day period, during which warrantholders would receive an incentive for the early exercise of HudBay's publicly traded warrants, commenced on June 5, 2006 with an expiry date of July 5, 2006.

Events Subsequent to End of Q2 2006

        More than 97.2% of HudBay's publicly traded warrants were exercised for common shares from the proposal made to warrantholders for early exercise of their warrants. HudBay has subsequently received gross proceeds of $104.9 million ($39.6 million received prior to June 30, 2006, and $65.3 million received subsequent to June 30, 2006) from the early warrant exercise.

        Early in July, HudBay completed the sale of 100% of the outstanding shares of ScoZinc Limited, to Acadian Gold Corporation for $7.5 million plus adjustments.

        Also in July, HudBay's wholly owned subsidiary, Hudson Bay Exploration and Development Company Limited ("HBED"), entered into a Letter of Intent ("LOI") with Murgor Resources Inc. ("Murgor") whereby HBED would option to Murgor four mineral properties for purchase. Two large exploration properties are also included in the LOI whereby joint ventures may be formed between the two companies.

        HudBay also announced that it plans to mine additional ore production from pillars at its Trout Lake mine in northern Manitoba. It plans to use contractors to mine 42,000 tons of selected pillar ore from the Trout Lake mine mineral reserves, of approximately 1.4% copper and 5.4% zinc and to increase the mine output from 441,400 tons to 483,750 tons, during the second half of 2006.

        In addition, HudBay also entered into an exclusive option agreement whereby it may acquire 100% of the Jason lead/zinc mineral property in the Yukon from MacPass Resources Limited, for C$1.0 million.

        For further information, please see attached hereto, HudBay's management discussion and analysis for the quarter ended June 30, 2006, and selected financial information for the quarters ended June 30, 2006 and 2005. A copy of HudBay's consolidated financial statements for the three months and six months ended June 30, 2006 and 2005, as well its MD&A for the quarter ended June 30, 2006, are available on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

        HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The company also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state.

        HudBay is a member of the S&P/TSX Composite Index.

For further information, please contact:

Don Bain
Director, Investor Relations
Tel: (204) 949-4272
Fax: (204) 942-8177
E-mail: don.bain@hbms.ca

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements", within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to possible joint venture arrangements with Murgor, plans to mine addition ore at the Trout Lake Mine and the possible acquisition of the Jason property. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay, to be materially different from those expressed or implied by such forward-looking statements, including risks associated with the mining industry such as economics government regulation, environmental and reclamation risks, title disputes or claims, success of exploration activities, risks associated with joint ventures, future commodity prices, costs of production, possible variations in ore reserves, resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, capital expenditures, conclusions of economic evaluations as well as those factors discussed in the section entitled "Risk Factors" in HudBay's Annual Information Form for the year ended December 31, 2005, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. HudBay does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

        To view the Management's Discussion and Analysis, please click the following link:

        http://www.ccnmatthews.com/docs/hbmamda.pdf

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Revenue	$261,727	$158,188	$469,690	$309,713
Expenses:
Operating	138,942	114,110	260,829	231,823
General and administrative	6,318	5,947	12,246	9,588
Depreciation and amortization	15,649	13,228	31,191	25,952
Accretion of asset retirement obligation	659	649	1,319	1,301
Exploration	3,871	3,216	7,005	3,785
Foreign exchange (gain)	(25)	(424)	(1,293)	(674)

	165,414	136,726	311,297	271,775

Operating earnings	96,313	21,462	158,393	37,938
Interest expense	(3,279)	(5,735)	(8,033)	(11,388)
Foreign exchange gain (loss) on long term debt	7,321	(2,765)	6,497	(4,095)
Gain (loss) on derivative instruments (note 10)	9,221	(1,819)	13,552	545
Premium on long-term debt prepayment	(12,252)	—	(12,252)	—
Interest and other income	1,972	635	3,144	1,105
Amortization of deferred financing fees	(4,706)	(366)	(5,068)	(707)

Earnings before income tax	94,590	11,412	156,233	23,398
Tax recovery (expense) (note 8)	58,246	(2,721)	72,589	(5,526)

Earnings for the period	$152,836	$8,691	228,822	$17,872

Earnings per share:
Basic	$1.71	$0.11	$2.62	$0.22
Diluted	$1.30	$0.11	$2.03	$0.22
Weighted average number of common shares outstanding
Basic	89,335,965	81,388,858	87,375,369	79,646,755
Diluted	117,203,669	81,959,645	112,702,524	80,133,777

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Retained earnings (deficit), beginning of period	$154,718	$2,695	$78,732	$(6,486)
Earnings for the period	152,836	8,691	228,822	17,872

Retained earnings, end of period	$307,554	$11,386	$307,554	$11,386

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED BALANCE SHEET

(in thousands of Canadian dollars)

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$113,440	$141,660
Accounts receivable	95,646	44,698
Inventories	155,503	116,596
Prepaid expenses	5,541	3,625
Current portion of fair value of derivatives	13,222	4,483
Future income tax asset (note 8)	106,500	26,200

	489,852	337,262
Property, plant and equipment	431,480	378,207
Other assets (note 4)	7,991	13,284

	$929,323	$728,753

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable and accrued liabilities	$122,353	$91,930
Interest payable on long-term debt	2,797	8,004
Current portion of other liabilities (note 5)	27,842	28,211

	152,992	128,145

Long-term debt (note 6)	69,912	191,493
Pension obligations	46,129	46,743
Other employee future benefits	63,142	61,250
Asset retirement obligations	30,739	29,219
Obligations under capital leases	7,019	9,011
Future income tax liabilities	3,982	1,666

	$373,915	$467,527

Shareholders' equity:
Share capital:
Common shares (note 9 (a))	217,995	143,611
Warrants (note 9 (a)&(b))	17,271	28,931
Contributed surplus	12,697	10,015
Cumulative translation adjustment	(109)	(63)
Retained earnings	307,554	78,732

	555,408	261,226

	$929,323	$728,753

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Earnings for the period	$152,836	$8,691	$228,822	$17,872
Items not affecting cash:
Depreciation and amortization	15,649	13,228	31,191	25,952
Tax expense (recovery)	(66,705)	3,468	(81,643)	5,470
Unrealized foreign exchange (gain) loss	(5,861)	2,045	(5,343)	3,131
Amortization of deferred financing costs	4,706	366	5,068	707
Accretion expense on asset retirement obligation	659	649	1,319	1,301
Stock-based compensation	1,823	1,354	4,074	1,354
Unrealized portion of change in fair value of derivative	(3,837)	2,869	(6,996)	1,631
Other	(942)	181	(190)	241
Change in non-cash working capital (note 11)	(13,974)	5,157	(65,822)	8,235

	84,354	38,008	110,480	65,894

Financing activities:
Repayment of debt obligations	(114,350)	(2,000)	(115,518)	(2,000)
Issuance of common shares, net of costs	16,958	9,232	16,958	17,901
Proceeds on exercise of stock options	2,568	—	3,748	—
Proceeds on exercise of warrants	40,019	—	44,288	—
Repayments of obligations under capital leases	(950)	(916)	(1,886)	(384)
Deferred financing cost	—	(217)	—	(350)

	(55,755)	6,099	(52,410)	15,167

Investing activities:
Additions to property, plant and equipment	(41,155)	(18,292)	(68,158)	(35,590)
Acquisition of White Pine Copper Refinery, Inc., net of cash acquired (note 3)	—	—	(17,041)	—

Decrease in restricted cash	—	—	—	13,000
Additions to environmental deposits	48	(21)	63	(21)

	(41,107)	(18,313)	(85,136)	(22,611)

Foreign exchange (loss) gain on cash held in foreign currency	(1,416)	720	(1,154)	964

Change in cash and cash equivalents	(13,924)	26,514	(28,220)	59,414
Cash and cash equivalents, beginning of period	127,364	97,453	141,660	64,553

Cash and cash equivalents, end of period	$113,440	$123,967	$113,440	$123,967

See accompanying notes to consolidated financial statements

QuickLinks

HudBay Announces Exceptional Second Quarter 2006 Results
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF RETAINED EARNINGS (In thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED BALANCE SHEET (in thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of Canadian dollars)